Exhibit 4.34

English Translation for Reference

Letter of Undertaking

It is hereby undertaken that:

Lai Fulin, a citizen of the People’s Republic of China (hereinafter referred to as “China”), with the Chinese ID card number: [Redacted], holds 5% equity interest of Shenzhen PGW Seeds Co., Ltd. (hereinafter referred to as “PGW Seeds ”);

The above shareholder hereby irrevocably undertakes to Agria Brother Biotech (Shenzhen) Co., Ltd. (hereinafter referred to as “Agria Brother”) as follows:

Once I, as a shareholder of PGW Seeds, receive any dividends, bonuses or other distributions from PGW Seeds, I shall transfer all such incomes remaining after the deduction of any taxes payable thereon, without compensation, to Agria Brother and/or any person designated by it unless this is restricted by laws, regulations or judicial proceedings.

Undertaken by (Signature):

/s/ Lai Fulin

March 13, 2013